Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,
	2012	2011

Income from continuing operations before income tax	$78,854	$206,895

Add:
Fixed charges	151,835	105,502
Amortization of capitalized interest	6,632	2,542

Less:
Interest capitalized	40,572	5,223
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—
Earnings as adjusted	$196,749	$309,716

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$88,613	$81,428
Interest capitalized	40,572	5,223
Portion of rent expense representative of interest (30%)	22,650	18,851
Fixed charges	$151,835	$105,502

Ratio of earnings to fixed charges	1.30	2.94